UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For August 5, 2024

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Cecilia Grierson 355, 26th Floor

1107 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

tgs announces results for the second quarter (“2Q”)

ended on June 30, 2024 (1)

Transportadora de Gas del Sur ("tgs", "the Company", “us”, “our”, or “we”) is the leader in Argentina in the transportation of natural gas, transporting approximately 60% of the gas consumed in the country, through more than 5,700 miles of gas pipelines, with a firm-contracted capacity of 83.4 MMm3/d. We are one of the main natural gas processors. In addition, our infrastructure investment in the Vaca Muerta formation places us as one of the main Midstreamers in Argentina.

Our shares are traded on NYSE (New York Stock Exchange) and BYMA (Bolsas y Mercados Argentinos S.A.).

Our controlling company is Compañía de Inversiones de Energía S.A. ("CIESA"), which owns 51% of the total share capital. CIESA’s shareholders are: (i) Pampa Energía S.A. with 50%, (ii) led by the Sielecki family, Grupo Investor Petroquímica S.L. (GIP), and PCT L.L.C. hold the remaining 50%.

For further information, see our website https://www.tgs.com.ar/inversores/servicio-para-inversores?lang=EN

Stock Information

BYMA Symbol: TGSU2

NYSE Symbol: TGS (1 ADS = 5 ordinary shares)

Shareholding structure as of June 30, 2024

tgs holds 794,495,283 issued shares and 752,761,058 outstanding shares.

Buenos Aires, Argentina, August 5, 2024

During the 2Q2024, total comprehensive income amounted to Ps. 85,708 million, or a Ps. 113.86 income per share (Ps. 569.29 per ADS), compared to a total comprehensive income of Ps. 44,969 million, or Ps. 59.74 per share (Ps. 298.69 per ADS) in the second quarter ended on June 30, 2023 (“2Q2023”).

Operating profit for 2Q2024 totaled Ps. 126,648 million, Ps. 70,463 million above 2Q2023. This variation was mainly due to higher revenues from the Natural Gas Transportation and Midstream and Telecommunications (“Midstream”) segments amounting to Ps. 66,983 million and Ps. 7,559 million, respectively.

Revenues from the Production and Commercialization of Natural Gas Liquids (Liquids) decreased by Ps. 20,966 million.

Net cost of sales, administrative and selling expenses decreased Ps. 18,513 million in the period.

Financial results reflected a negative variation of Ps. 7,780 million. The income tax charge increased Ps. 22,255 million as a result of higher taxable income.

(1)The financial information presented in this press release is based on interim consolidated financial statements presented in constant Argentine pesos as of June 30, 2024 (Ps.) which is based on the application of the International Financial Reporting Standards (IFRS).

Transportadora de Gas del Sur S.A. 2

Edificio Madero Office – 355 Cecilia Grierson St. 26th floor

(C1107CPG), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

2Q2024 EARNINGS RELEASE

Highlights during 2Q2024 and beyond

➢On March 27, 2024, ENARGAS issued Resolution No. 112/2024 which provides a 675% transitional adjustment in the Natural Gas Transportation tariffs, effective from April 3, 2024. ENARGAS subsequently informed tgs the postponement of the monthly tariff adjustment agreed upon for the period between May and July. Effective from August 2, 2024, the tariff charts were adjusted by 4%.

➢In relation with the License extension, on June 19, 2024, ENARGAS issued a technical and legal report indicating that tgs have broadly fulfilled its obligations regarding the License. Based on this report, and after a non-binding public hearing to be convened, and thereafter, ENARGAS' controller may submit a recommendation to the National Executive Branch, which, in turn, may issue a decree granting the extension of the License within 120 days from the date of the recommendation.

➢On June 19, 2024, tgs submitted a proposal to expand the existing natural gas transportation systems to the Ministry of Economy. To execute the works, tgs estimates an investment of US$ 700 million. The goal is to increase natural gas volumes starting in the winter of 2026 at the Litoral node (14 MMm3/d), which will allow replacing natural gas and liquid imports every winter by using the existing infrastructure. This project not only reinforces tgs and its shareholders’ comprise with the economy and social growth of the country, but also translates into a lower cost for end users, in addition to a shorter construction period.

➢On July 18, 2024, the placement of Class 3 Notes (the “2031 Notes”) for a nominal value of US$ 490 million was successfully done. The 2031 Notes due on July 24, 2031 and accrue interest which is payable on a semiannual basis at a fixed annual nominal rate of 8.5%. The total proceeds received from the issuance at the initial price amounted to US$ 484 million, resulting in a nominal annual yield of 8.75%. The proceeds were fully allocated to cancel the outstanding amount of the 2025 Notes maturing May 2, 2025.

Analysis of the results

Total revenues amounted to Ps. 264,314 million in 2Q2024, a Ps. 53,575 million increase compared to Ps. 210,739 million in 2Q2023.

https://www.tgs.com.ar/investors/Press-releases

2Q2024 EARNINGS RELEASE

The breakdown of net cost of sales, administrative and selling expenses, excluding depreciation, for 2Q2024 and 2Q2023 is shown in the table below:

Cost of sales and administrative and selling expenses decreased by Ps. 18,513 million in 2Q2024 from 2Q2023. This variation was due to the lower cost of natural gas consumed for liquids production, equivalent to Ps. 21,968 million (lower price in accordance with IAS 29 restatement effect) as well as other operating expenses. These effects were partially offset by: (i) higher third parties services expenses of Ps. 3,572 million, (ii) taxes, fees and contributions of Ps. 1,946 million (mainly due to higher turnover tax offset by lower export taxes), and (iii) higher labor costs of Ps. 638 million.

Financial results are presented in gross terms considering the effect of change in the currency purchasing power ("(Loss) / gain on monetary position") in a single separate line. In 2Q2024, the financial results registered a negative variation of Ps. 7,780 million compared to 2Q2023. This variation is mainly due to the lower result obtained from financial assets of Ps. 25,308 million and the higher negative loss on the monetary position at Ps. 14,303 million. These effects were partially offset by the lower negative exchange rate difference of Ps. 35,477 million (as a consequence of the lower exchange rate variation during 2Q2024).

https://www.tgs.com.ar/investors/Press-releases

2Q2024 EARNINGS RELEASE

Natural Gas Transportation

Operating profit of the Natural Gas Transportation segment was Ps. 67,688 million in 2Q2024, which is Ps. 67,440 million above the profit recorded in 2Q2023.

Natural gas transportation revenues accounted for approximately 44% and 24% of total revenues in 2Q2024 and 2Q2023, respectively.

Revenues from this segment are derived mainly from firm natural gas transportation contracts, which represented approximately 85% of the total revenues for this segment in 2Q2024 and 2Q2023.

This business segment is subject to ENARGAS regulation, and as mentioned in the “Highlights of 2Q2024 and beyond” section above, the tariffs applicable to this business segment received a tariff increase of 675%, effective as of April 3, 2024.

The increase in operating profit was mainly due to the increase in revenues of Ps. 66,983 million following the tariff adjustment mentioned above, which was partially offset by the restatement for inflation as required by IAS 29.

https://www.tgs.com.ar/investors/Press-releases

2Q2024 EARNINGS RELEASE

Liquids Production and Commercialization

Liquids Production and Commercialization revenues accounted for approximately 39% and 59% of total revenues in 2Q2024 and 2Q2023, respectively. During 2Q2024, the production decreased by 4,371 tons, reaching 279,001 tons.

Operating profit for this business segment in 2Q2024 was Ps. 2,581 million lower than in 2Q2023, reaching Ps. 35,590 million (Ps. 38,171 million in 2Q2023). This decline was mainly explained by the decrease in revenues of Ps. 20,966 million and the increase in repair and maintenance expenses and third-party services. These effects were partially offset by lower natural gas costs of Ps. 21,968 million.

In terms of revenues, which amounted to Ps. 104,229 million in 2Q2024 (Ps. 125,195 million in 2Q2023), we can highlight the negative impact of the IAS 29 restatement that resulted in a decrease of Ps. 89,216 million, the decrease in propane and ethane volumes at Ps. 13,231 million, and the lower ethane price of Ps. 11,802 million (including the lower take or pay compensation). These effects were partially offset by the increase in: (i) the nominal variation of the exchange rate on U.S. dollar-denominated revenues of Ps. 76,448 million, (ii) international reference prices of Ps. 8,294 million, (iii) the price of butane sold in the domestic market of Ps. 4,501 million, and (iv) services rendered of Ps. 3,955 million.

Total volume dispatched decreased 13%, or 37,401 tons, compared to 2Q2023. This decline was mainly due to the lower tons of ethane and butane dispatched in the local market as well as the decrease in exported propane. These effects were partially offset by higher exports of butane.

The breakdown of volumes dispatched by market and product and revenues by market is included below:

https://www.tgs.com.ar/investors/Press-releases

2Q2024 EARNINGS RELEASE

Operating Data Production and Commercialization of Liquids
tons
350,000
300,000
250,000
200,000
150,000
100,000
50,000
-
2Q2020
2Q2021
2Q2022
2Q2023
2Q2024
Ethane
Propane Local market
Butane Local Market
Propane Foreign Market
Butane Foreign market
Natural gasoline
Production

Midstream and Telecommunications

Midstream and Telecommunications business segment includes mainly services provided by tgs at Vaca Muerta, representing approximately 16% and 17% of our total revenues in 2Q2024 and 2Q2023, respectively.

Operating profit rose by Ps. 5,605 million mainly as a result of the Ps. 7,559 million increase in revenues during 2Q2024, which was partially offset by higher operating costs of Ps. 1,674 million.

The increase in revenues was primarily explained by the nominal effect of the exchange rate on U.S. dollar-denominated revenues of Ps. 23,357 million, more natural gas transportation and conditioning services at Vaca Muerta amounting of Ps. 6,711 million, and the increase in services related to the Néstor Kirchner pipeline operation as well as the maintenance and complementary works of Ps. 1,241 million. These effects were partially offset by the impact of the IAS 29 restatement of Ps. 24,875 million.

https://www.tgs.com.ar/investors/Press-releases

2Q2024 EARNINGS RELEASE

Operating Information - Vaca Muerta System
MMm3/d
25
20
15
10
5
0
2Q2020
2Q2021
2Q2022
2Q2023
2Q2024
Average daily Deliveries (transportation)
Average natural gas injection (conditioning)
Average firm contracted capacity (transportation)
Average firm conditioning capacity (conditioning)

Finally, on June 19, 2024, tgs presented an investment proposal under the private initiative figure with the purpose of making available incremental volumes of natural gas starting the winter of 2026 at the Litoral node, which will allow for the substitution of natural gas and liquids imports during the winters by using the existing infrastructure. This proposal, with an estimated investment of US$ 700 million, will result in relevant fiscal savings for Argentina as it will allow for imports substitution.

This proposal would be executed as a complement to the construction of stage 2 of the GPNK and would be presented as an alternative by using the existing infrastructure, with the objective of achieving the lowest cost for end users as well as savings for the National Government. In the event that this initiative is approved by the National Government, a bidding process will have to be developed, and through which, tgs will have priority in the awarding conditions.

Financial position analysis

Net debt

As of June 30, 2024, our negative net debt amounted to Ps. 59,656 million, which compares to the positive net debt of Ps. 62,923 million as of December 31, 2023. Our total net financial debt is denominated in foreign currency for both periods.

During 2Q2024 tgs incurred in new bank debt amounting to Ps. 4,473 million (US$ 4.9 million). In addition, loans amounting to Ps. 18,322 million (US$ 19.7 million) were cancelled.

The table below shows a reconciliation of our net debt:

https://www.tgs.com.ar/investors/Press-releases

2Q2024 EARNINGS RELEASE

The maturity profile of our financial debt as of June 30, 2024 and giving effect to the issuance of the 2031 Notes for the cancellation of the 2025 Notes:

Liquidity and capital resources

The net variation in cash and cash equivalents for 2Q2024 and 2Q2023 is broken down as follows:

https://www.tgs.com.ar/investors/Press-releases

2Q2024 EARNINGS RELEASE

As of June 30, 2024 and December 31, 2023, the funds allocation was as follows:

The table below shows a reconciliation of the free cash flows for the 2Q2024 and 2Q2023 periods:

2Q2024 vs. 2Q2023

During 2Q2024, the cash flow provided by operating activities amounted to Ps. 98,338 million, while in 2Q2023 the cash flow provided by operating activities totaled Ps. 70,866 million. The positive variation is mainly due to higher operating profit. This effect was partially offset by increase in working capital.

Cash flow used in investing activities amounted to Ps. 82,839 million in 2Q2024, compared to Ps. 100,632 in 2Q2023. The decrease was mainly due to lower payments for the acquisition of PPE as part of our ongoing investment plan.

https://www.tgs.com.ar/investors/Press-releases

2Q2024 EARNINGS RELEASE

Finally, cash flow used in financing activities amounted to Ps. 13,994 million, mainly due to the cancellation of financial loans, net during the 2Q2024.

2Q2024 earnings videoconference

We invite you to participate in the videoconference to discuss the 2Q2024 financial results on Tuesday August 6, 2024 at 10:00 a.m. Eastern Time / 11:00 a.m. Buenos Aires time.

For those interested in participating in our earnings videoconference, there will be a live webcast that you can access at:

https://us02web.zoom.us/webinar/register/WN_kgWCNMKPThuYbs29bCYUWw

Forward-Looking Statements

This press release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this press release, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "guidance," "may,", "should" or "will" or the negative of such terms or other similar expressions or terminology.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this press release and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Except as required by law, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect anticipated or unanticipated events or circumstances.

Investors should read the section entitled " Item 3. Key Information—D. Risk Factors " and the description of our segments and business sectors in the section entitled "Item 4.B. Information on the Company—Business Overview", each in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission (“SEC”), for a more complete discussion of the risks and factors that could affect us.

Forward-looking statements include, but are not limited to, statements relating to: operating profits, new investments and projects, including their expected development, completion, commercial operations date, expected financial and operating performance (including enterprise value to EBITDA multiples), expected output capacity, anticipated synergies and market dynamics relating to such investments and projects; the Inflation Reduction Act in the U.S (“IRA”) and benefits thereunder; our anticipated limited exposure to current market risks, including our position with respect current market risks and the potential impact from foreign exchange rates and interest rates on CAFD; the impact from potential caps on market prices in the net value of our assets; taxes on energy companies in Spain; equity investments; estimates and targets; escalation factors in relation to inflation; net corporate leverage based on CAFD estimates; financial flexibility; the use of non-IFRS measures as a useful predicting tool for investors; and various other factors, including those factors discussed under “Item 3. Key Information—D. Risk Factors” and “Item 5.A—Operating Results”in our Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC.

Non-IFRS Financial Measures

This press release also includes certain non-IFRS financial measures. Non-IFRS financial measures are not measurements of our performance or liquidity under IFRS as issued by IASB and should not be considered alternatives to operating profit or profit for the period or net cash provided by operating activities or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities.

https://www.tgs.com.ar/investors/Press-releases

2Q2024 EARNINGS RELEASE

We present non-IFRS financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-IFRS financial measures may not be comparable to other similarly titled measures employed by other companies and may have limitations as analytical tools. These measures may not be fit for isolated consideration or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-IFRS financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB. Thus, they should not be considered as alternatives to operating profit, profit for the period, any other performance measures derived in accordance with IFRS as issued by the IASB, any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities.

Rounding: Certain figures included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not, in all cases, been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in our Financial Statements. Certain numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them due to rounding.

https://www.tgs.com.ar/investors/Press-releases

2Q2024 EARNINGS RELEASE

https://www.tgs.com.ar/investors/Press-releases

2Q2024 EARNINGS RELEASE

Business Segment information

	Natural Gas Transportation	Liquids	Midstream	Telecommunications	Total
	(In million of Argentine Pesos)				
6M2024					
Revenues	142,128	256,205	89,562	2,758	490,652
Depreciation	(34,299)	(4,127)	(13,890)	-	(52,316)
Operating profit	41,881	112,174	49,604	421	204,081
6M2023					
Revenues	93,365	266,953	61,685	2,337	424,340
Depreciation	(37,352)	(4,080)	(10,999)	-	(52,431)
Operating (loss) / profit	(3,174)	94,009	30,123	45	121,003

	Natural Gas Transportation	Liquids	Midstream	Telecommunications	Total
	(In million of Argentine Pesos)				
2Q2024					
Revenues	117,301	104,229	41,409	1,374	264,314
Depreciation	(16,911)	(2,083)	(6,373)	-	(25,366)
Operating profit	67,688	35,590	23,157	213	126,648
2Q2023					
Revenues	50,318	125,195	34,055	1,170	210,739
Depreciation	(18,706)	(2,013)	(5,504)	-	(26,223)
Operating profit	248	38,171	17,670	96	56,185

	Natural Gas Transportation	Liquids	Midstream	Telecommunications	Total
	(In million of Argentine Pesos without inflation adjustment - Non Audited)				
6M2024					
Revenues	130,045	214,451	76,491	2,256	423,243
Depreciation	(1,941)	(318)	(986)	-	(3,245)
Operating profit / (loss)	71,991	97,389	52,822	(363)	221,839
6M2023					
Revenues	21,190	60,416	14,387	502	96,495
Depreciation	(1,159)	(173)	(349)	-	(1,681)
Operating profit/ (loss)	6,228	21,883	9,405	(5)	37,511

	Natural Gas Transportation	Liquids	Midstream	Telecommunications	Total
	(In million of Argentine Pesos without inflation adjustment - Non Audited)				
2Q2024					
Revenues	112,140	99,960	40,211	1,263	253,574
Depreciation	(1,476)	(180)	(463)	-	(2,119)
Operating profit/ (loss)	81,758	35,015	26,737	(470)	143,040
2Q2023					
Revenues	12,709	31,711	8,761	276	53,457
Depreciation	(629)	(88)	(176)	-	(893)
Operating profit	3,895	10,104	5,742	9	20,409

https://www.tgs.com.ar/investors/Press-releases

2Q2024 EARNINGS RELEASE

https://www.tgs.com.ar/investors/Press-releases

2Q2024 EARNINGS RELEASE

Consolidated Statement of Cash Flows for the six month periods ended June 30, 2024 and 2023

(In million of Argentine Pesos)

	6M2024	6M2023
Cash flows provided by operating activities		
Total comprehensive income for the period	**152,039**	**71,016**
Reconciliation of net income to cash flows provided by operating activities:		
Depreciation of PPE	52,316	52,431
Disposal of PPE	1,329	1,628
Increase in allowances and provisions	361	1,290
Share of gain from associates	83	(39)
Interest expense accrual	22,604	17,814
Results on other financial assets other than cash and cash equivalents	(103,302)	(101,785)
Income tax	90,306	55,537
Foreign exchange loss	37,659	90,323
Gain on monetary position	(1,211)	(2,456)
Changes in assets and liabilities:		
Trade receivables	(75,836)	(29,113)
Other receivables	(26,458)	(2,823)
Inventories	(5,074)	(1,986)
Trade payables	26,970	25,517
Payroll and social security taxes payable	4,791	2,048
Taxes payable	4,164	2,051
Allowances	-	(8)
Contract assets	1	(4)
Other payables	17	365
Interest paid	(18,522)	(14,823)
Income tax paid	(2,694)	(8,264)
Contract liabilities	(4,054)	28,475
Cash flows provided by operating activities	**155,490**	**187,195**
Cash flows used in investing activities		
Additions to property, plant and equipment	(120,961)	(112,945)
Financial assets not considered cash equivalents	25,403	(49,877)
Cash flows used in investing activities	**(95,558)**	**(162,821)**
Cash flows provided by financing activities		
Proceeds from loans	30,107	954
Leasing payments	(339)	(97)
Payment of loans	(49,596)	(1,630)
Cash flows usde in financing activities	**(19,827)**	**(772)**
Net variation in cash and cash equivalents	**40,104**	**23,602**
Cash and cash equivalents at the beginning of the year	11,866	16,737
Monetary result effect on cash and cash equivalents	(13,558)	(9,435)
Foreign exchange gain on cash and cash equivalents	146	914
Cash and cash equivalents at the end of the period	**38,558**	**31,818**

https://www.tgs.com.ar/investors/Press-releases

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Chief Financial Officer and Services Vice President

By:	/s/Hernán D. Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice President

Date: August 5, 2024.